EXHIBIT 18
February 26, 2008
Management Committee
Northwest Pipeline GP
295 Chipeta Way
Salt Lake City, Utah 84108
Dear Members of the Management Committee:
Note 1 of Notes to Consolidated Financial Statements of Northwest Pipeline GP included in its Form 10-K for the year ended December 31, 2007 describes a change in the method of accounting for assets acquired and liabilities assumed by The Williams Companies, Inc. in connection with its acquisition of Northwest Pipeline GP. Previously, those assets and liabilities continued to be accounted for in the financial statements of Northwest Pipeline GP based on their historical carrying amounts. As a result of the accounting change, those assets and liabilities have been remeasured at their fair value as of the date of The Williams Companies, Inc.’s acquisition of Northwest Pipeline GP (i.e. The Williams Companies, Inc.’s cost basis in those assets and liabilities has been “pushed down” to the financial statements of Northwest Pipeline GP). We conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.
Very truly yours,
Ernst & Young LLP